Exhibit 99.1

Vascular Biogenics Ltd. Announces Pricing of

$15 Million Underwritten Offering of Ordinary Shares and Warrants

Tel Aviv, Israel, November 3, 2015 (Globe Newswire) – Vascular Biogenics Ltd. (“VBL Therapeutics” or the “Company”) (NASDAQ: VBLT), today announced the pricing of an underwritten offering of 2,500,000 ordinary shares together with accompanying warrants to purchase an aggregate of 1,250,000 ordinary shares. The combined offering price of each ordinary share and accompanying warrant was $6.00 per share. The gross proceeds to VBL Therapeutics from this offering are expected to be $15 million, before deducting underwriting discounts and commissions and other estimated offering expenses payable by VBL Therapeutics. The warrants will be exercisable at $7.50 per share, will be exercisable beginning on May 6, 2016 and will expire on May 6, 2021. The ordinary shares and warrants are immediately separable and will be issued separately.

VBL Therapeutics intends to use the net proceeds from the offering for the advancement of clinical programs, and for working capital and other general corporate purposes.

All of the shares and accompanying warrants in the offering are to be sold by VBL Therapeutics. The offering is expected to close on or about November 6, 2015, subject to the satisfaction of customary closing conditions. Additional details regarding the offering will be included in a Form 6-K filed by VBL Therapeutics with the Securities and Exchange Commission (the “SEC”).

Piper Jaffray & Co. acted as sole bookrunner for the proposed offering. JMP Securities acted as lead manager, with Roth Capital Partners and LifeSci Capital LLC acting as co-managers.

The securities described were offered by VBL Therapeutics pursuant to a shelf registration statement on Form F-3 (No. 333-207250), including a base prospectus, previously filed with and declared effective by the SEC. A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the final prospectus supplement relating to the securities offered may also be obtained from Piper Jaffray & Co. by mail at 800 Nicollet Mall, J12S03, Minneapolis, MN 55402, Attention: Prospectus Department, by telephone at (800) 747-3924 or by e-mail at prospectus@pjc.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

About Vascular Biogenics Ltd.

VBL Therapeutics is a clinical-stage biopharmaceutical company focused on the discovery, development and commercialization of first-in-class treatments for cancer. The Company’s lead oncology product candidate, VB-111, is a gene-based biologic that is initially being developed for recurrent glioblastoma, or rGBM, an aggressive form of brain cancer.

Forward Looking Statements

This press release contains forward-looking statements that are made pursuant to the safe harbor provisions of the federal securities laws, including statements regarding the therapeutic potential of, and clinical development plan for, VB-111 and statements pertaining to our expectations regarding the completion and anticipated proceeds of the proposed underwritten offering. These statements are based on management’s current expectations and accordingly are subject to uncertainty and changes in circumstances. Actual results could differ materially from those anticipated due to certain risks and uncertainties including, without limitation, risks and uncertainties related to fluctuations in our stock price, changes in market conditions and satisfaction of customary closing conditions related to the underwritten offering. There can be no assurance that VBL Therapeutics will be able to complete the underwritten offering on the anticipated terms, or at all. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause our actual results to differ significantly from those projected, including, without limitation, results from our proposed pivotal Phase 3 clinical trial of VB-111 in rGBM may not support approval of VB-111 for marketing in the United States, notwithstanding the positive results seen in our past clinical trials, as well as other risks detailed in our filings with the SEC, including our Annual Report on Form 20-F. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this release. VBL Therapeutics disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, other than to the extent required by law.

Contact:

Michael Rice, Founding Partner

LifeSci Advisors, LLC

646-597-6979